UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On March 23, 2010, AuotChina International Limited (“we”, “us” or “our”) entered into securities purchase agreements with certain institutional investors for the purchase and sale of 2,000,000 of our ordinary shares at a price of $35.00 per share, for gross proceeds of approximately $70 million. The closing of the transaction is expected to take place on March 26, 2010, subject to the satisfaction of customary closing conditions. Rodman & Renshaw, LLC is serving as lead placement agent and Chardan Capital Markets, LLC is acting as co-placement agent for the registered direct offering.  The placement agents will receive a 5% commission in connection with the offering and have been granted the right to place an additional 300,000 ordinary shares for us on the same terms and conditions.

We filed a prospectus supplement with the Securities and Exchange Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, to our effective shelf registration statement on Form F-3 (File No. 333-164628) which became effective on February 22, 2010.

We intend to use the net proceeds for general corporate purposes, which may include additions to working capital, capital expenditures, financing of acquisitions and other business combinations, and investments in or extensions of credit to our subsidiaries.  Accordingly, management will have broad discretion on the use and application of the net proceeds from the offering.

A copy of the letter agreement with Rodman & Renshaw, LLC and Chardan Capital Markets, LLC is filed herewith as Exhibit 1.1 and incorporated herein by reference. A copy of the form of securities purchase agreement with each of the investors is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Financial Statements and Exhibits.

Exhibit No.	Description

1.1	Letter Agreement by and among AutoChina International Limited, Rodman & Renshaw, LLC, as Lead Placement Agent, and Chardan Capital Markets, LLC, dated as of March 3, 2010.
10.1	Form of Securities Purchase Agreement, dated as of March 23, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: March 24, 2010	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Letter Agreement by and among AutoChina International Limited, Rodman & Renshaw, LLC, as Lead Placement Agent, and Chardan Capital Markets, LLC, dated as of March 3, 2010.
10.1	Form of Securities Purchase Agreement, dated as of March 23, 2010